

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 20, 2008

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re:** **American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 1-14195**

Dear Mr. Singer:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 13. Stock-Based Compensation and Stockholders' Equity, page F-46

Tax Consequences under Internal Revenue Code Section 409A, page F-50

1.   In your letter dated May 17, 2007 you state that you recorded $0.8 million of cash
        payments in January 2007 on behalf of certain employees for taxes and penalties
        relating to the exercise of certain stock options as selling, general, administrative
        and development expense, rather than as a reduction to additional paid-in capital,
        as previously disclosed in your Form 10-K for fiscal year ended December 31,
        2006. You also stated that you would correct your disclosure in future periodic
        reports. However, on page F-50 of your Form 10-K for fiscal year ended
        December 31, 2007, you state that you paid $1.1 million on behalf of these
        individuals, which was recorded as a reduction to additional paid-in capital during
        2006. Please tell us why you continue to disclose the payment of $0.8 million as
        additional paid-in capital. In addition, clarify the nature of the additional amount
        of $0.3 million and your classification of these payments in your financial
        statements.

Note 16. Selected Quarterly Financial Data (Unaudited), page F-56

2.   We note that you recorded certain out-of-period adjustments for the three months
        ended December 31, 2007 primarily related to your deferred tax assets and
        liabilities. Tell us how you applied the guidance in SAB 99 and SAB 108 in
        assessing whether you were required to restate prior periods for this error. In
        addition, clarify the total impact on net income and earnings per share. We also
        note that you recorded certain non-tax related adjustments. Describe and quantify
        these errors and the periods to which they relate.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please submit your response letter on EDGAR. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director